February 8, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated January 24, 2005, of Worldwide Biotech & Pharmaceutical Company and are in agreement with the statements contained in the first, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Rochester, NY	/s/ Michael F. Cronin, CPA